UNITED STATES

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20015612

PART III

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SEC FILE NUMBER
8-38098

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/19 (MM/DD/YY) AND ENDING 10/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Arlington Securities, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 Marine Lane
(No. and Street)

Saint Louis	MO	63146
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert E. Hillard 314-878-1954
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Davila Advisory LLC
(Name – *if individual, state last, first, middle name*)

10135 Manchester Rd Ste 206	Saint Louis	MO	63122
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert E. Hillard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Arlington Securities, Inc., as of October 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

SUSAN M CULLEN
Notary Public - Notary Seal
St Louis County - State of Missouri
Commission Number 15019951
My Commission Expires Mar 15, 2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAVILA/ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Sole Director
Arlington Securities, Inc

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Arlington Securities, Inc, as of October 31, 2020, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Arlington Securities, Inc as of October 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Arlington Securities, Inc in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information identified as *Schedules I, II, & III* (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Arlington Securities, Inc's financial statements. The supplemental information is the responsibility of the entity's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Arlington Securities, Inc's auditor since 2020.

Davila Advisory, LLC

Saint Louis, Missouri
December 22, 2020

DAVILA/ADVISORY

Report of Independent Registered Public Accounting Firm

Sole Directors and Shareholder
Arlington Securities, Inc

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Arlington Securities, Inc (Company) and the SIPC, with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended October 31, 2020, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) . Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended October 31, 2020, with the Total Revenue amounts reported in Form SIPC-7 for the year ended October 31, 2020 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended October 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Davila Advisory, LLC

Saint Louis, Missouri
December 22, 2020

T : (314) 965-9775 F : (314) 476-9660 W : www.davilaadvisory.com
A : 10135 Manchester Rd, Suite 206, St. Louis, MO 63122

Arlington Securities Inc.

Statement of Financial Condition

October 31, 2020

ASSETS

Assets:	
Checking Account	$154,935
Market Value of Investments	142,787
Receivables:	
Clearing Organization	8,711
Concessions Receivable	158,498
Other	1,007
Prepaid Expenses	17,750
Deferred Tax Benefit	23,094
Total Assets	$506,782

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:	
Wages and Commissions Payable	$299,614
Other Payables and Accrued Expenses	13,934
Total Liabilities	313,548
Shareholder's Equity:	
Capital Stock ($1 Par Value, 23,850 shares issued)	23,850
Retained Earnings	169,384
Total Shareholder's Equity	193,234
Total Liabilities and Shareholder's Equity	$506,782

See Independent Auditors' Report and Notes to the Financial Statements

Arlington Securities Inc.

Statement of Income

Year Ended October 31, 2020

Revenues:	
Concession: Mutual Fund and Insurance	$ 2,180,342
Commission: Stocks & Bonds	16,122
Investment Advisory Fees	82,225
Other Income (Loss)	(52,664)
	2,226,025
Expenses:	
Commissions Expense	1,157,954
Officer Compensation & Benefits	864,534
Employee Compensation	96,000
Payroll Tax Expense	38,925
Errors Insurance & Fidelity Bonds	30,011
Regulatory and Registration Expense	39,125
Clearing Expenses	10,217
Other Expenses	45,143
	2,281,909
Income (Loss) Before Income Taxes	(55,884)
Income Tax Expense	(20,665)
Net Income (Loss)	$ (35,219)

See Independent Auditors' Report and Notes to the Financial Statements

Arlington Securities Inc.

Statement of Changes in Shareholder's Equity

Year Ended October 31, 2020

	Capital Stock	Retained Earnings	Total Equity
Balances at November 1, 2019	$23,850	$204,702	$228,452
Net Income (Loss)	--	(35,318)	(35,218)
Balances at October 31, 2020	$23,850	$169,384	$193,234

See Independent Auditors' Report and Notes to the Financial Statements

Arlington Securities Inc.

Statement of Cash Flows

Year Ended October 31, 2020

Cash from Operating Activities	
Net Income (Loss)	$(35,218)
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease (increase) in assets:	
Receivables:	
Clearing Organization	7,351
Concessions	15,645
Other	1,169
Prepaid Expenses	(1,829)
Deferred Tax Benefit	(20,665)
Increase (decrease) in liabilities:	
Wages and Commissions Payable	(18,035)
Income Tax Payable	-
Other Payables and Accrued Expenses	(690)
Net Cash Provided by Operating Activities	(52,272)
Cash from Investing Activities	
Investment (Gains)/Losses	55,614
Net cash from (used in) investing activities	55,614
Net increase in cash	392
Cash at beginning of year	154,543
Cash at end of year	$154,935
Supplemental Cash Flow Information	
Cash Paid for Interest	$0
Cash Paid for Income Taxes	$0
Non-cash Investing and Financing Activity	$0

See Independent Auditors' Report and Notes to the Financial Statements

Arlington Securities Inc.
Notes to Financial Statements
Year Ended October 31, 2020

Note 1 - **Nature of Operations:** Arlington Securities, Inc., (the company) is a broker-dealer formed primarily to sell mutual funds and variable contracts. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a member of Securities Investors Protection Corporation (SIPC) and has an insurance license in several states. The Company does not hold funds or securities for customers, owe money for securities to customers and does not carry customer accounts. Accordingly, The Company is exempt from SEC Rule 15c3-3 under the K(2)(ii) exemption.

Note 2 - **Revenue Recognition:** The Company follows the revenue recognition guidance that requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation.

Commissions - The Company generates two types of commission revenue: sales-based commission revenue that is recognized on the trade date, an industry standard, and trailing commission revenue that is recognized over time as earned. Sales-based commission revenue varies by investment product and is based on a percentage of an investment product's current market value at the time of purchase. Trailing commission revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and is recognized over the period during which services, such as on-going support, are performed. As trailing commission revenue is based on the market value of clients' investment holdings, this variable consideration is constrained until the market value is determinable.

Advisory fees – Advisory fees are charged to client accounts maintained by a third party custodian. The company provides ongoing investment advise and provides administrative services for these accounts. Advisory fees are calculated based on the value on the last day of the month and paid in arrears.

Securities Transactions – Stock and bond trades, including commission revenue and related expense, are recorded on the trade date.

Note 3 - **Concentrations of Credit Risk:** The Company is not engaged in activities with counter-parties such as banks and other financial institutions. There is no credit risk.

Note 4 - **Use of Estimates:** The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results will differ from those estimates.

Note 5 - **Cash and Securities Segregated Under Federal and Other Regulations:** No cash has been segregated in a special account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. The Company does not hold any customer funds. A reserve account is not required.

Note 6 - **Accounts Receivable:** An allowance for doubtful accounts was not considered necessary at October 31, 2020. Bad debt expense at October 31, 2020 was $0.

Note 7 - **Advertising Costs:** The Company did not incur any direct-response advertising costs during the period.

Note 8 - **Fair Value of Financial Instruments:** The Company has certain investments reported in the accompanying statement of financial condition. *FASB ASC 820-10-50-1 through 50-3* establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Financial assets and liabilities valued using level 1 inputs are based on unadjusted quoted market prices within active markets. Financial assets and liabilities valued using level 2 inputs are based primarily on quoted prices for similar assets or liabilities in active or inactive markets. Financial assets and liabilities using level 3 inputs were primarily valued using management's assumptions about the assumptions market participants would utilize in pricing the asset or liability.

The following schedule details the level of the Company's financial instruments measured on a recurring basis:

Fair Value Measurement at Reporting Date Using Description

	10/31/2020	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equities	$142,787	$142,787	$ -	$ -

Note 9 - **Net Capital Requirement:** The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, or $5,000, whichever is greater. At October 31,

2020, Arlington Securities had net capital of $127,971, which was $107,068 in excess of its minimum required net capital of $20,903.

Note 10 - **Income Taxes:** The difference between tax expense and taxes currently payable is reflected in the balance sheet as deferred tax benefit. A capital loss carryover of $84,747 to fiscal year ending October 31, 2021 is calculated to provide $23,094 deferred tax benefit assuming a 21% federal and 6.25% state income tax rate.

The Company is taxed as a C Corporation and has never been examined by an income tax authority. The federal and state income tax returns are subject to examination by the respective taxing authorities generally for three years after they are filed. The Company feels it is more likely than not that all tax positions will be fully recognized; therefore, provision for potential interest or penalties has not been made.

Note 11 - **Financial Instruments with Off-Balance Sheet Risk:** In the normal course of business, the Company purchases and sells securities as agent on behalf of its cash or margin customers. If either the customer or counter-party fails to perform the Company may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security or futures contract is different from the contract value of the transaction.

Note 12 - **Commitments and Contingencies:** The Company is not involved in any lawsuits and is not party to any asserted or unasserted claims. The Company did not engage the services of an attorney during the fiscal year ended October 31, 2020.

Note 13 - **Subsequent Events:** In preparing these financial statements, management of the Company has evaluated events and transactions for potential recognition or disclosure. Management concluded that no such events or disclosures existed through December 22, 2020, the date the financial statements were available to be issued.

Schedule I
Arlington Securities Inc.

Calculation of Net Capital Reported and Required

As of October 31, 2020

CALCULATION OF NET CAPITAL	
Total shareholder's equity	$193,234
Deductions and charges	-
Non-allowable assets	43,845
Net capital before haircuts on securities positions	149,389
Haircuts on securities	21,418
Net Capital	$ 127,971
AGGREGATE INDEBTEDNESS	
Liabilities shown on Statement of Financial Condition	$ 313,548
Calculated Requirement (6.67% of Aggregate Indebtedness)	$20,903
Statutory Requirement	5,000
Net Capital Requirement (Creater of Above)	20,903
Excess net capital	$107,068
Percentage of Aggregate indebtedness to net capital	245%
RECONCILIATION	
Net capital, as reported in Company's Part IIA (Unaudited) Form X-17A-5 as of October 31, 2020	$127,971

Note: There are no material differences between the computations above and the computations included in the Company's corresponding unaudited Form X-17A-5 PartIIA filing.

Schedules II & III
Arlington Securities Inc.

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirement for Brokers and Dealers to Rule 15c3-3

Year Ended October 31, 2020

The Company is exempt from the provisions of Rule 15c3-3. Therefore, the computation for determination of the reserve requirements under Exhibit A of Rule 15c-3 and the information relating to the possession or control requirements under Rule 15c3-3 have not been provided.

Arlington Securities Incorporated

Rule 15c3-3 Exemption Report

This is to certify that, to the best of my knowledge and belief:

Arlington Securities, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. section 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. section 240.17a-S(d)(1) and (4). To the best of its knowledge and belief Broker-Dealer states the following:

Arlington Securities, Inc. claimed an exemption under provision 17 C.F.R. section 240. 15c3-3(k)(2)(ii) as the company is a non-carrying broker-dealer which promptly transmits all funds received to carrying broker-dealer. Arlington Securities, Inc does not hold funds, securities, or money of or for customers.

Arlington Securities, Inc. claimed an exemption as a non-covered firm for its direct subscription-way sale of mutual funds and variable annuities. Arlington Securities, (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than checks to third parties received and promptly transmitted in compliance with paragraph (a) or (b)(2) or Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

Arlington Securities, Inc. met the identified provision throughout the most recent fiscal year without exceptions.

Robert E. Hillard
CEO

140 Marine Lane * St. Louis, Missouri 63146-2236
314-878-1954 * 314-878-5706 (Fax)
Member FINRA - SIPC

DAVILA/ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Sole Director
Arlington Securities, Inc

We have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers, in which (1) Arlington Securities, Inc, identified the following provisions of 17 C.F.R. § 15c3- 3(k) under which Broker-Dealer, Inc. claimed an exemption from 17 C.F.R. §24 0.15c3-3: (2)(ii) and the Non-Covered Firm Provision, and (2) Arlington Securities, Inc stated that Arlington Securities, Inc met the identified exemption provisions throughout the most recent fiscal year ended October 31, 2020, without exception. Arlington Securities, Inc's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Arlington Securities, Inc's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Non-Covered Firm Provision.

Davila Advisory, LLC

Saint Louis,
Missouri
December 22, 2020

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 10/31/2020

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-38098 FINRA OCT 08/27/1987
ARLINGTON SECURITIES, INC
140 MARINE LANE
SAINT LOUIS, MO 63146

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

ROBERT HILLARD 314-878-1954

2. A. General Assessment (item 2e from page 2) $132

B. Less payment made with SIPC-6 filed (**exclude interest**) (29)

08/19/2020
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 103

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $103

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $103

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ARLINGTON SECURITIES, INC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 9 day of DECEMBER, 20 20.

PRESIDENT
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 11/01/2019
and ending 10/31/2020

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$2,226,026
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	52,664
Total additions	52,664
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2,180,344
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	10,217
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	2,190,561
2d. SIPC Net Operating Revenues	$88,129
2e. General Assessment @ .0015	$132

(to page 1, line 2.A.)